Exhibit 3.4

The amendments to the Company’s By-Laws effective July 25, 2019 are set forth below. Text stricken through indicates deletions, and text that is underlined indicates additions.

ARTICLE XIX

Vacancies

Any vacancy in the Board of Directors, including a vacancy resulting from an enlargement of the Board, shall be filled by the Directors by vote of a majority of the remaining Directors then in office, though less than a quorum. Any Director elected in accordance with the preceding sentence to fill a vacancy resulting from an increase in the size of the Board shall be elected for a term expiring at the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified, and any Director elected in accordance with the preceding sentence to fill a vacancy on the Board resulting from death, resignation, retirement, disqualification or removal shall hold office for the remainder of the full term of the office of the Director who is being succeeded ~~class of Directors in which the new Directorship was created or the vacancy occurred~~ and until such Director’s~~’~~ successor shall have been elected and qualified or until the Director sooner dies, resigns, is removed or becomes disqualified.

If the office of any officer becomes vacant, the Directors may choose or appoint a successor by vote of a majority of the Directors present at the meeting at which such choice or appointment is made. Each such successor shall hold office for the unexpired term of his predecessor and until his successor shall be chosen or appointed and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.